SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For October 26, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       ☑     Form 40-F     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No       ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on October 26, 2009.

PRESS RELEASE	Amsterdam, 26 October 2009
ING to revise Management Boards in line with strategic direction
ING announced today that it will move towards a separation of its banking and insurance operations, clarifying the strategic direction for the bank and the insurance company going forward. This also leads to changes in the structure and composition of the respective Management Boards.
MANAGEMENT BOARD BANKING
Since the announcement of the Back to Basics strategy in April, ING has made significant progress in strengthening the financials in the bank by reducing and deleveraging the balance sheet, lowering costs and reducing the workforce. As announced in April, ING will integrate its banking operations into one bank, with one management team and one balance sheet, as part of its strategy to become predominantly a European retail and commercial bank with selective growth options elsewhere. In retail banking, the distribution models of traditional branch networks and direct banking are converging. Clients increasingly search for simple, straight-forward products at a fair price, delivered through a channel suited to their own preferences for advice capabilities and opening hours.
Given these trends, ING has decided to bring together all its retail banking activities, including ING Direct. While maintaining their status as individual businesses, this structure allows them to increase cooperation and take full advantage of each other’s strengths and expertise. ING has the ambition to deliver a superior customer experience and cost leadership in the markets in which it competes, reflecting the company’s underlying strengths and the evolving needs of customers. ING will adapt the structure of the Management Board Banking to these changes. The governance structure announced today will help further drive this strategy.
In addition to his role as CEO of Commercial Banking, Eric Boyer de la Giroday will become vice-chairman of the Management Board Banking with day-to-day responsibility for managing all aspects of the banking business. The Management Board Banking will include the newly created positions of CEO Retail Banking Benelux and CEO Retail Banking Direct and International. Hans van der Noordaa, currently responsible for Insurance Europe and Asia/Pacific will take up the position of CEO Retail Banking Benelux. Eli Leenaars, currently responsible for Retail Banking, will take up the position of CEO Retail Banking Direct and International. These changes recognise both the importance and size of our home markets and the strategic direction to bring ING Direct and the retail bank closer to each other.
In light of these changes Dick Harryvan has decided to take early retirement as CEO of ING Direct and member of the Management Board Banking as of 1 January 2010, after a career of more than 30 years with ING. Dick Harryvan started his career with ING in 1979. In April 2006 he was appointed to the Executive Board of ING and CEO of ING Direct. Since 1 June 2009 he has served as a member of the Management Board Banking.
Jan Hommen, CEO of ING commented: “I want to acknowledge the significant role that Dick has played in building ING Direct into the world’s leading direct bank and thereby making personal finance easier for our customers. I respect Dick’s decision to take early retirement and want to thank him for three decades of very dedicated service to ING.”
MANAGEMENT BOARD INSURANCE
The insurance business will focus on its long-term structural leadership positions in life and retirement services. Key building blocks will include the insurance operations in the Benelux, US, Central Europe, Latin America and Asia/Pacific as well as the global Investment Management operations.
Since announcing the Back to Basics strategy, ING has made significant progress on bringing greater discipline and focus to its regional insurance business by lowering costs, reducing risk and divesting non-core businesses. ING will continue to strive to unlock additional value by leveraging its global distribution skills, streamlining core processes and systems, pursuing customer-needs based product development and increasing effectiveness and efficiency of IT. The customer value proposition will focus on financial education, simpler products, easier service and lower costs, all with a view to helping our customers plan for a lifetime of financial security. ING Investment Management will continue to be part of Insurance, consisting of three regional organisations and Real Estate Investment Management.
Jacques de Vaucleroy has decided to leave ING to pursue other interests. He will step down from the Management Board Insurance with immediate effect but will remain an advisor to the Management Board until 1 January 2010 to ensure a smooth transition. Jacques de Vaucleroy started his career with ING in 1986. In April 2006 he was appointed to the Executive Board of ING Group. Since 1 June 2009 he has served as a member of the Management Board Insurance and CEO of ING Investment Management.
Jan Hommen, CEO of ING said: “I would like to thank Jacques for his important contribution to ING over the past 23 years. I have admired his energy and leadership. I regret but respect Jacques’ decision to leave ING and realise that we will miss his experience and broad knowledge of the industry.”
In light of the strategic decisions regarding the insurance operations as well as the departure from the Management Board Insurance of Jacques de Vaucleroy and Hans van der Noordaa, the governance structure will be adapted.
Tom McInerney, currently responsible for Insurance Americas, will take up the role of Chief Operating Officer Insurance on the Management Board Insurance, having responsibility for all day-to-day insurance and investment management activities. Matt Rider, currently CFO for ING’s global insurance operations, will join the Management Board Insurance and become Chief Administrative Officer with a broad finance responsibility.
The appointments announced today are subject to approval by the Dutch Central Bank. Following the appointments, the composition of the ING Executive Management Boards will be as follows as of 1 January 2010:

Executive Board	Management Board	Management Board
ING Group	Banking	Insurance
Jan Hommen, CEO	Jan Hommen, CEO	Jan Hommen, CEO
Patrick Flynn, CFO	Eric Boyer, Vice Chairman	Patrick Flynn, CFO
Koos Timmermans, CRO	Patrick Flynn, CFO	Koos Timmermans, CRO
	Koos Timmermans, CRO	Tom McInerney, COO
	Eli Leenaars	Matt Rider, CAO
Hans van der Noordaa
NOTE FOR EDITORS
Jan Hommen will address the announcements made today in an analyst and investor conference call at 9:00 CET. Members of the investment community can join in listen-only mode at +31 20 794 8497 (NL) or +44 207154 2688 (UK) and via live audio webcast at www.ing.com.
A press conference will be held at 11:30 CET. Journalists are invited to join the conference at ING House, Amstelveenseweg 500, Amsterdam, Journalists can also join in listen-only mode at +31 20 794 8500 and via live audio webcast at www.ing.com.

Press enquiries
Raymond Vermeulen	Carolien van der Giessen
ING Group	ING Group
+31 20 541 5682	+31 20 541 6522
Raymond.Vermeulen@ing.com	Carolien.van.der.Giessen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
IMPORTANT LEGAL INFORMATION
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix)

changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (xi) conclusions with regard to purchase accounting assumptions and methodologies, (xii) ING’s ability to achieve projected operational synergies and (xiii) the implementation of ING’s restructuring plan to separate banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel
Dated: October 26, 2009